Message to Shareholders, October 2004

Chairman's Message to Shareholders
THE FIRST QUARTER OF FISCAL 2005 WAS MARKED BY OUR CONTINUED PROGRESS AND ADVANCEMENT OF OUR CLINICAL TRIALS ON BOTH MC-1 AND MC-4232, AS WE MAINTAIN OUR COMMITMENT TO BRING THESE PRODUCTS TO MARKET IN THE MOST EXPEDITIOUS AND EFFICIENT MANNER POSSIBLE. IN PARTICULAR, THE QUARTER WAS HIGHLIGHTED BY THE START OF ENROLMENT OF PATIENTS IN OUR PHASE II TRIAL TO EVALUATE THE EFFECTS OF MC-4232 IN THE TREATMENT OF DIABETIC PATIENTS WITH HYPERTENSION.

The MATCHED Study
The Company's second product candidate, MC-4232, is a unique combination drug for the treatment of diabetic patients with hypertension. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. Given the high risk of serious cardiovascular incidents presented by the deadly combination of hypertension and diabetes, we believe this patient population is ideal to be the first to receive MC-4232.

The MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), part of our expanded Phase II/III clinical development program for MC-4232, will evaluate MC-1 alone and in combination with an ACE inhibitor. The study is a randomized, double-blinded, placebo controlled, double-crossover trial encompassing 120 patients with co-existing diabetes and hypertension. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including blood pressure and metabolic function. The study, anticipated to be completed in the spring of 2005, will also provide information on product safety and tolerability.

This trial is being conducted under the guidance and direction of an internationally recognized hypertension expert, Yves Lacourcière, MD, FRCP, FACP, director of the hypertension research unit, Centre Hospitalier de l'Universite Laval Sainte-Foy, Québec. Dr. Lacourcière, one of North America's foremost experts in management of hypertension in difficult to treat patient groups, will be leading a group of 14 specialist investigators enrolling patients at sites across Canada.

While the cardioprotective effects of MC-1 alone would be sufficient to differentiate our product, the MATCHED study will provide us with information on further benefits of MC-4232, such as improving control of hypertension, blood glucose, or improving upon the many other medical challenges facing these patients. There is no drug on the market today that specifically targets the numerous problems associated with diabetic hypertension. MC-4232 is an exciting therapy that could dramatically improve the quality of life within this patient group. Success in this program would be a major advancement for Medicure and would serve to further demonstrate our innovative strength and the depth of our development capabilities.

New Intravenous Formulation of MC-1
Subsequent to the end of the first quarter, we announced the development of an intravenous (I.V.) formulation of the Company's lead drug MC-1 after successful completion of a Phase I clinical trial to assess its safety and tolerability in healthy volunteers. This new product presentation, which complements the existing oral dosage form, broadens MC-1's use as a cardioprotective agent in the management of cardiovascular emergencies.

Medicure's proprietary I.V. formulation will now permit cardiovascular patients to receive MC-1 where oral administration is not viable, or the rapid attainment of the target drug levels in the blood is desirable. Hospitalized patients treated for stroke or acute coronary syndrome (ACS) will benefit most from this product line extension. It also complements our oral form of MC-1, and permits the broadest possible range of alternatives to the physician for initiation and maintenance of cardiprotective therapy in patients experiencing acute cardiovascular events. This development is anticipated to benefit a greater number of patients in situations where MC-1 cannot be orally administered.

Novel Antithrombotic Drug Discovery
Also subsequent to the end of the first quarter, based on the positive results of its novel antithrombotic drug candidate, MC-45308, we entered into a development agreement with Dr. Jawed Fareed, Professor, Departments of Pathology and Pharmacology, Loyola University Medical School, Chicago. This collaboration will advance the development of MC-45308, Medicure's novel and composition of matter-patented drug from the Company's antithrombotic library. Antithrombotics are drugs that prevent blood clots, which lead to heart attacks and stroke.

This has the potential to be a major discovery in the field of antithrombotic therapy. Dr. Fareed's preliminary biochemical results showed the significant potential of Medicure's antithrombotic drug candidate, which has the unique property that demonstrates a dual anti-platelet and anti-coagulant effect. MC-45308, which is structurally different from Medicure's lead compound MC-1, has the potential to be more effective at providing improved prevention of coronary events as compared to other known clinical agents as a result of its dual effects.

Corporate Developments
During the quarter under review, we continued our aggressive approach toward increasing Medicure's visibility with institutional and retail investors, and analysts throughout Canada, the United States and Europe. This included our participation at BIO 2004 in San Francisco, the industry's largest conference and exhibition, and presentations in New York, London, Paris, Geneva, Lugano, Toronto, Vancouver and Montreal.

In October, we will be hosting a special Cardiovascular Symposium in New York City, entitled "Emerging Strategies For Saving Your Heart". The Symposium will feature four leading cardiovascular experts who will discuss the need for novel therapies in the treatment of myocardial ischemia, including the promise of Medicure's lead drug, MC-1. Also in October, we will be presenting at the Rodman & Renshaw Techvest 6th Annual Healthcare Conference in New York, and at BIO Contact in Quebec City.

Outlook
The past several months have been difficult and demanding for the Canadian biotech sector. Market conditions have been less than favourable and Medicure, like many other companies, has seen its share price and market capitalization suffer because of it. However, this malaise within the markets should not be seen as a direct expression of dissatisfaction with Medicure. While market conditions may continue to fluctuate, I am extremely confident that the successful execution of our development strategy over the next twelve months will translate into significant value for our shareholders. I feel strongly that with the continued progress of our major Phase II/III trial on MC-1, coupled with the expansion of our clinical program of MC-4232, we are succeeding in our commitment to our shareholders to become a leading force in this industry. With our strong clinical programs, experienced and dedicated management and scientific teams, and a number of important initiatives and milestones on the near-term horizon, Medicure is well positioned to advance our clinical research towards achieving our ultimate goal, the successful commercialization of our cardiovascular products.

I want to thank all of our shareholders who have maintained their confidence in, and support of Medicure, along with our employees for their dedication and contributions to the success of our Company.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

October 12, 2004

Management's Discussion & Analysis of Financial Condition and Results of Operations For The Three Month Period Ended August 31, 2004

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management's Discussion and Analysis and financial statements contained in our 2004 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company's fiscal year end is May 31.

Overview
Medicure Inc. (the "Company") is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company's research and development program is currently focused on the clinical development of the Company's lead product, MC-1 and a second product MC-4232, and the discovery and development of other drug candidates.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
MC-1	Coronary Artery Bypass	PhaseII/III clinical trial initiated
Graft Surgery
MC-1	Angioplasty	Phase II complete
MC-1	Stroke	Phase I complete
MC-4232	Hypertension	Phase II trial ongoing

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from a Phase II clinical trial, MEND-1, showed that MC-1, reduces ischemic heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

The Company's second product, MC-4232 is being developed for use in the treatment of hypertension, particularly for those with difficult to treat hypertension complicated by co-existing diabetes. MC-4232 is a combination product incorporating MC-1 and an ACE Inhibitor. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

In parallel to the development of MC-1 and MC-4232, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company's drug discovery program is utilizing a unique natural product template with a promising safety profile for the design and synthesis of effective therapeutics. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company's new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

Critical Accounting Estimates and Changes in Accounting Policies
The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of material measurement differences to United States generally accepted accounting principles ("US GAAP") is presented in note 5 to the unaudited consolidated financial statements for the three month period ended August 31, 2004. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include research and development, the assessment of net recoverable value of patents, and stock-based compensation.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Patents
On a regular basis, management reviews the valuation of patents taking into consideration any events and circumstances which may impair their recoverable value. Section 3063 of the CICA Handbook, Impairment of Long Lived Assets, calls for the recognition, measurement and disclosure of the impairment of long-lived assets for fiscal years beginning on or after April 1, 2003. With consideration given to this section management reviewed the carrying value of its patents and no adjustment was made to the capitalized patent costs.

Stock-based compensation
The Company adopted the fair value method of accounting for all employee stock-based compensation in the fourth quarter of fiscal 2004 pursuant to the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company's stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The amended recommendations of CICA Handbook Section 3870 provide that a company may apply the rules on a prospective basis or a retroactive basis and that a company may choose to voluntarily adopt the amended recommendations in fiscal 2004 rather than on the required adoption date for the Company of June 1, 2004. As permitted, the Company has applied a fair value based method to expense employee, management or directors stock options awarded since June 1, 2003.

Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company's stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The Black-Scholes model is not the only permitted model to calculate the fair value of stock options issued pursuant to Handbook Section 3870. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Company recorded stock compensation expense of $86,000 for the three month period ended August 31, 2004 as compared to $33,000 for the three month period ended August 31, 2003.

New Accounting Policy
GAAP Hierarchy
The new CICA Handbook Section 1100, Generally Accepted Accounting Principles has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section established standards for financial reporting in accordance with Canadian GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within Canadian GAAP. The new standard eliminates industry practice as a possible source to consult. The Company implementation of this new standard did not have a significant impact on its consolidated financial statements.

Selected Financial Information
The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$	August 31, 2004	May 31, 2004	February 29, 2004	November 30, 2003
except per share data)
Revenue	107	128	163	80
Net loss	(2,615)	(2,067)	(1,531)	(1,284)
Loss per share	(0.04)	(0.03)	(0.02)	(0.03)
	August 31, 2003	May 31, 2003	February 28, 2003	November 30, 2002
Revenue	74	48	69	57
Net loss	(1,107)	(898)	(918)	(1,172)
Loss per share	(0.02)	(0.02)	(0.02)	(0.03)

The most significant factor affecting the losses in each of the quarters are the number of trials and products being evaluated in the clinical development program. The level of clinical development expenditures has increased significantly since February 29, 2004 and this trend is expected to continue in the remainder of fiscal 2005 with the expansion in clinical development activities.

Results of Operations
Investment Income
Interest and other income for the three month period ended August 31, 2004 was $107,000 compared to $74,000 for the first quarter ended August 31, 2003. The increase is the result of a higher cash and cash equivalents balance as compared to the same period of the prior year. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Research and Development
The Company is a development-stage enterprise that dedicates the majority of its cash resources to research and development activities. Research and development expenditures include costs associated with the Company's clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

Research and development expenditures for the first quarter ended August 31, 2004 were $2,191,000 as compared to $755,000 for the same quarter in fiscal 2004. Research and development expenditures represent 81% of the Company's total expenditures during the first three months of fiscal 2005. As expected, research and development expenditures for the first quarter of fiscal 2005 were higher as compared to the three months ended August 31, 2003 due to the ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1, called MEND-CABG and the clinical development program of MC-4232. The Phase II portion of the study will enroll up to 900 patients. The study will evaluate the ischemic reperfusion and neuro-protective effects of MC-1 in patients undergoing high-risk CABG surgery. The trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI). For the three months ended August 31, 2004, total expenditures for the MEND-CABG study were $1,429,000 as compared to nil for the three months ended August 31, 2003.

The increase in expenditures was also due to the clinical development program of MC-4232. The Company commenced enrollment in the MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) as part of the expanded Phase II/III clinical development program for MC-4232. The MATCHED study will evaluate MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including blood pressure and metabolic function. For the three months ended August 31, 2004, total expenditures for the MATCHED study were $247,000 as compared to nil for the three months ended August 31, 2003.

The Company expects clinical expenditures to increase from present levels throughout the remainder of fiscal 2005 with the expected acceleration of the MEND-CABG study and the MATCHED study.

General and Administrative
General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, however they are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. For the first quarter these expenditures totaled $518,000 compared to $417,000 for the same quarter of the prior fiscal year. The increase was largely due to an increase in stock based compensation which increased to $86,000 for the three month period ended August 31, 2004 as compared to $33,000 for the same period of the prior fiscal year. The Company expects slightly higher levels of general and administrative activities for the remainder of the fiscal year ending May 31, 2005 as compared to the same period in fiscal 2004.

The consolidated net loss from operations for the three months ended August 31, 2004 was $2,615,000 or $0.04 per share compared to a net loss of $1,107,000 or $0.02 per share for the three-month period ended August 31, 2003.

Liquidity and Capital Resources
Since the Company's inception, it has financed operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on excess funds held.

At August 31, 2004 the Company had cash and cash equivalents totaling $16,899,000 as compared to $19,954,000 as of May 31, 2004. For the three months ended August 31, 2004, the Company did not receive proceeds from the exercise of options or warrants compared to $250,000 received or the same period in fiscal 2004.

Commitments
The Company's wholly-owned subsidiary, Medicure International Inc. has ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. Medicure International Inc. may terminate these agreements at any time provided thirty (30) days notice is provided. During the three month period ended August 31, 2004, the Company incurred an aggregate of $1,645,000 (2003 - $755,000) in expenditures under these agreements which is included in research and development expenses in the statement of operations. Expenditures incurred from inception of the agreements to August 31, 2004 total $14,043,000. As at August 31, 2004, the Company is committed to fund a further $11,277,000 of research and development expenditures under these agreements.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial Instruments
The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The Company has entered into no futures or forward contracts as at August 31, 2004.

Related Party Transactions
During the three month periods ended August 31, 2004 and 2003 the Company paid companies controlled by a director, a total of $55,450 and $47,948, respectively for office rent, supplies and consulting fees

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook
The Company expects to continue to incur operating losses as it expands its clinical and drug discovery programs. Based on current plans, it is anticipated that total expenses will increase significantly throughout the remainder of fiscal 2005 as compared to fiscal 2004. The Company believes it has sufficient resources to fund operations into the second quarter of fiscal 2006. However, funding requirements may vary depending on a number of factors including the progress of the Company's research and development programs, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company's product development projects.

The Company's strategic focus will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2005 to fund operations over the long term.

Risks and Uncertainty
The Company's products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company's products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company's products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company's business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company's capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact, including without limitation statements containing the words "believes," "may," "plan," "will," "estimate," "continue," "anticipates," "intends," "expects," and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company's stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

MEDICURE INC.
Consolidated Balance Sheets

	August 31,	May 31,
	2004	2004
	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$16,899,096	$19,954,386
Accounts receivable	277,766	278,097
Prepaid expenses	1,838,350	910,337
Research advance	200,000	200,000
	19,215,212	21,342,820

Property and equipment	65,383	66,202
Patent costs	1,051,463	976,690
	$20,332,058	$22,385,712

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable and accrued liabilities	$1,292,933	$817,575

Shareholders' equity:
Capital stock (Note 3)	39,731,296	39,731,296
Contributed surplus	577,552	491,423
Deficit	(21,269,723)	(18,654,582)
	19,039,125	21,568,137

	$20,332,058	$22,385,712

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Operations and Deficit

	Three months ended
	August 31,	August 31,
	2004	2003
	(Unaudited)	(Unaudited)
Revenue:
Interest and other income	$106,529	$70,205
Government assistance	-	3,999
	106,529	74,204

Expenses:
General and administrative	517,559	416,735
Research and development	2,190,690	755,174
Amortization	13,421	9,294
	2,721,670	1,181,203

Loss for the period	(2,615,141)	(1,106,999)

Deficit, beginning of period	(18,654,582)	(12,665,496)

Deficit, end of period	$(21,269,723)	$(13,772,495)

Basic and diluted loss per share	$(0.04)	$(0.02)

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Cash Flows

	Three months ended
	August 31,	August 31,
	2004	2003
	(Unaudited)	(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(2,615,141)	$(1,106,999)
Adjustment for:
Amortization of property and
equipment and patents	13,421	9,294
Stock-based compensation	86,129	32,738
Change in the following:
Accounts receivable	331	(76,086)
Prepaid expenses	(928,013)	2,696
Accounts payable and accrued
liabilities	475,358	22,267
	(2,967,915)	(1,116,090)

Investing activities:
Acquisition of capital assets	(5,749)	(1,125)
Patent costs	(81,626)	(40,893)
	(87,375)	(42,018)

Financing activities:
Issuance of common shares, net of share
issue costs	-	7,292,233
	-	7,292,233

Increase (decrease) in
cash and cash equivalents	(3,055,290)	6,134,125

Cash and cash equivalents, beginning of
period	19,954,386	4,130,456
Cash and cash equivalents, end of
period	$16,899,096	$10,264,581

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2004

1.	Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and on a basis consistent with the Company's annual audited consolidated financial statements for the year ended May 31, 2004. The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP") except as described in note 5 to the consolidated financial statements. These statements should be read in conjunction with the May 31, 2004 audited financial statements.

The current period's financial statements include the operations of the Company for the three-month period ended August 31, 2004.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company's ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Nature of operations:

The Company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1 and its second clinical candidate MC-4232. To date, the Company has no products in commercial production or use and does not currently have any revenues other than interest earned on cash held and government assistance.

3.	Capital stock:

(a) Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2004

3.	Capital stock (continued):

	(b) Shares issued and outstanding are as follows:

		Number of shares	Amount
	Common shares:

	Balance at May 31, 2003	38,509,864	$17,502,222

	Private placement for cash on June 26, 2003
	net of share issue costs of $608,960	8,997,632	7,039,408
	Exercise of warrants for cash	18,464,164	14,692,251
	Exercise of options for cash	675,000	497,415
	Balance at May 31, 2004 and August 31, 2004	66,646,660	$39,731,296

(c) Options:

The Company has a Stock Option Plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 4,700,000 common shares of the Company at any time. The stock options are subject to vesting over a period of up to three years.

A summary of the Company's Stock Option Plan is as follows:

	August 31, 2004		May 31, 2004
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
	(Unaudited)	(Unaudited)
Balance, beginning of
period	2,307,033	$1.11	2,137,033	$0.85
Granted	210,000	1.12	935,000	1.44
Exercised	-	-	(675,000)	0.74
Cancelled or expired	(3,333)	1.10	(90,000)	1.18
Balance, end of period	2,513,700	$1.11	2,307,033	$1.11

Options exercisable, end
of period	1,445,367

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2004

3.	Capital stock (continued):

Options outstanding at August 31, 2004 (Unaudited) consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.65 - 1.65	2,303,700	2.5 years	$1.02	1,235,367
1.96 - 2.45	210,000	2.4 years	2.10	210,000
	2,513,700	2.5 years	$1.11	1,445,367

The compensation expense related to stock options granted under the Stock Option Plan during the three month period ended August 31, 2004 aggregated $86,129 (three months ended August 31, 2003 - $32,738). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	5 years
Risk-free interest rate	3.98%
Dividend yield	–
Expected volatility	71%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

(d) Warrants:

				Granted		Granted
Issuee	Original	Value	May 31,	(Exercised)	May 31,	(Exercised)	August 31,
(Expiry date)	granted	per share	2003	(Cancelled)*	2004	(Cancelled)*	2004

18,461,537 warrants	18,461,537	$ 0.65 - 0.81	18,446,537	(18,336,733)	–	–	–
(December 20, 2003)				(109,804)*

629,834 units
(June 26, 2005)	629,834	1.00	–	629,834	502,403	–	502,403
				(127,431)

(e) Loss per share:

The weighted average number of common shares outstanding for the three-month period ended August 31, 2004 and August 31, 2003 were 66,646,660 and 45,132,405 respectively. All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2004

4.	Related party transactions:

During the three month periods ended August 31, 2004 and 2003 the Company paid companies controlled by a director, a total of $55,450 and $47,948, respectively for office rent, supplies and consulting fees. These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

5.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a)	Patents:

Under Canadian GAAP, the patent costs which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, the unamortized patent costs would have been recorded as an expense in the year of incurrence. The effect of this difference is that for the three months ended August 31, 2004 and 2003, research and development expense would have increased by $81,625 and $40,893, respectively. Under U.S. GAAP, the amortization expense to be added back for the three months ended August 31, 2004 and 2003 is $6,852 and $3,754, respectively.

(b)	Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the three months ended August 31, 2004 and 2003. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the three months ended August 31, 2004 and 2003 is $1,237 and $1,522, respectively.

(c)	Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002 and to employees, directors and management subsequent to June 1, 2003, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2004

5.	Reconciliation of generally accepted accounting principles (continued):

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. The assumptions used in the valuation included a five year life for the options, a risk-free rate of between 3.50% and 5.80%, volatility between 37% and 87% and no dividend yield. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation of U.S. GAAP, the company would record an additional compensation expense for the three months ended August 31, 2004 and 2003 of approximately $2,098 and $6,397, respectively.

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

	Three months ended
	August 31,	August 31,
	2004	2003
	(Unaudited)	(Unaudited)

Loss for the period, Canadian GAAP	$(2,615,141)	$(1,106,999)
Adjustments for the following:
Stock-based compensation (c)	(2,098)	(6,397)
Patent costs (a)	(81,625)	(40,893)
Amortization of patent costs (a)	6,852	3,754
Amortization of scientific equipment (b)	1,237	1,522
Loss for the period, US GAAP	(2,690,775)	(1,149,013)

Basic and diluted loss per share	$(0.04)	$(0.03)

The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	August 31,	May 31,
	2004	2004
	(Unaudited)

Property and equipment	$41,890	$41,472
Capital stock and contributed surplus	56,547,388	56,459,161
Deficit accumulated during the development stage	(38,583,219)	(35,892,444)

Unaudited – Prepared by Management